	450 Lexington Avenue New York, NY 10017	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong
212 450 4000 FAX 212 450 3800

Manuel Garciadiaz 212 450 6095 MANUEL.GARCIADIAZ@DPW.COM

January 23, 2009

BY EDGAR AND FACSIMILE

Re:	Gafisa S.A. Form 20-F for Fiscal Year Ended December 31, 2007 File No. 001-33356

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549
Fax: (703) 813-6968

Dear Mr. Decker:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated December 22, 2008 (the “Comment Letter”) regarding the above-referenced filing on Form 20-F (the “Form 20-F”) of Gafisa S.A. (the “Company”). Set forth below are responses of the Company to the Staff’s comments numbered 1 through 21 as set forth in the Comment Letter.

SEC Comment No. 1.

General

1.           Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings. Some of our comments refer to US GAAP literature. If your accounting under Brazilian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote.

Mr. Rufus Decker Securities and Exchange Commission	2	January 23, 2009

Response to Comment No. 1.

The Company notes the comment and will provide additional disclosures or revisions as appropriate.

SEC Comment No. 2.

Information on the Company

Capital Expenditures, page 20

2.           We note your disclosure of past investments in capital projects. Please also discuss here and on page 66 your principal capital expenditures and divestitures currently in progress as required by Item 4.A.6 of Form 20-F.

Response to Comment No. 2.

The Company’s principal capital expenditure in progress in the first half of 2008 was the SAP implementation project, which totaled approximately R$1.9 million in that period. The SAP implementation was concluded on June 1, 2008.  The Company estimates an investment of approximately R$17.0 million in 2008 in the improvement of operating systems and facilities within Brazil, which is expected to be funded by internal sources. Divestures were not significant at the date of filing of the Company’s Form 20-F.  In response to the Staff’s comment, the Company will make appropriate disclosures in future filings of its capital expenditure or divestitures currently in progress if significant (or state otherwise).

SEC Comment No. 3.

Critical Accounting Policies and Estimates, page 50

3.           Please revise your critical accounting policies to include your policy for evaluating that properties held for sale do not exceed their net realizable value. We note from your disclosure on page 57 that you have numerous developments in various stages of construction. Please revise to explain in detail how you evaluate each of the developments for possible impairment. Please also provide the following disclosures for each period presented:

•
To the extent that you evaluate developments differently based on their type (high, medium, or low income residential development compared to land development), geographical locations, stage of completion, etc., please explain the differences in your methodology under both Brazilian and US GAAP;

•	A breakout of the impairment and write-offs by segment (note that these amounts should each be separately disclosed and not combined into one number);

Mr. Rufus Decker Securities and Exchange Commission	3	January 23, 2009

•	The number of developments evaluated for impairment;

•	The number of developments impaired and the remaining carrying value of those neighborhoods; and

•	A discussion of cancellation rates by segment.

Response to Comment No. 3.

The Company wishes to clarify that it does not have properties held for use, which are subsequently classified as properties held for sale. The Company’s properties for sale are recorded at construction cost, which does not exceed their net realizable value. Based on the Company’s impairment assessment, it has not identified any impairment among its properties for sale and no impairments provisions have been recorded on any of its developments for years ended December 31, 2005, 2006 and 2007. To the extent the Company identifies any impairment in its future filings, it will break out the impairment and write-offs by segment.

In response to the Staff’s comment, the Company will revise its disclosure of Critical Accounting Policies as they apply to evaluating possible impairment of properties for sale in its future filings for each period presented as follows:

“Properties for sale

Our properties for sale are recorded at the lower of cost or fair value. In the case of uncompleted units, the portion in inventories corresponds to the costs incurred in units that have not yet been sold.

The cost is made up of construction (materials, own or outsourced labor and other related items) and land, including financial charges allocated to the venture as incurred during the construction phase.

Land is recorded at acquisition cost. See “Item 4.B. Information on the Company – Business Overview – Land Acquisition.” We acquire portions of land through swaps where, in exchange for the land acquired, we undertake to deliver either real estate units of developments in progress or part of the sales revenues originating from the sale of the real estate units in the developments. The effective construction cost of the exchanged units is diluted in the other unsold units.

We capitalize interest on the developments during the construction phase under the National Housing System credit line and other credit lines that are used for financing the construction of developments (limited to the corresponding financial expense amount).

When the construction costs exceed the undiscounted cash flows expected from the sales of completed units, properties under construction or land under development, an impairment loss is recorded in the period in which it is

Mr. Rufus Decker Securities and Exchange Commission	4	January 23, 2009

determined that the carrying amount is not recoverable.  The same analysis applies equally to our high, medium and low income residential developments and our land developments, irrespective of geographic location or stage of completion.

Our properties for sale are considered long-lived assets and we regularly review the carrying value of each of our developments whenever events or changes in circumstances indicate that their carrying value may not be recoverable. If the carrying value of a development is not recoverable from its estimated future undiscounted cash flows, it is impaired and is to be written down to its estimated fair value. In estimating the future undiscounted cash flows of a property, we use various estimates such as (i) expected sales price, based upon general economic conditions of the market, the location of our development and competition within the market and (ii) costs expended to date and costs expected to be incurred in the future, which are associated with all future expenditures necessary to develop our properties for sale, including interest payments that will be capitalized as part of the costs of the asset.

We have evaluated all of our developments for impairment and have not identified any cases of impairment among our properties for sale and no impairments provisions have been recorded on any of our developments for the years ended December 31, 2005, 2006 and 2007.”

Under Brazilian law, the Company may establish terms and conditions under which it is entitled to cancel a development. According to its purchase contracts, if the Company is not able to sell at least 60% of a development’s units within 180 days of launching, it can cancel the development. Under those circumstances, the Company usually considers changing the project or selling the land, but in any case has to return the cash payment made by its customers adjusted for inflation but with no interest. Customers, however, are not entitled to other remedies. When a development is cancelled, the Company must consider whether any capitalized costs would be recovered or should be written-off.  During the three years ended December 31, 2007, the Company has only cancelled one out of over 100 developments. The cancellation happened in 2007 at the Gafisa S.A. segment level.  There were no cancellations in 2006 and 2005.

SEC Comment No. 4.

Operating and Financial Review and Prospects

Results of Operations for the Years Ended December 31, 2006 and 2007, page 57

4.           You indicate on page 60 that selling expenses increased 53.7% in 2007 compared to 2006 and general and administrative expenses increased 141% in 2007. Both increases are attributed in part to your “aggressive growth strategy”. Please revise to more fully explain how your aggressive growth strategy impacted both your selling and general and administrative expenses. In that regard, it may be helpful to explain the types of costs incurred under your

Mr. Rufus Decker Securities and Exchange Commission	5	January 23, 2009

previous strategy in prior years and how the types and amount of costs changed in 2007.

Response to Comment No. 4.

The Company’s growth strategy through geographic and segment diversification are reflected in the acquisition, formation and incorporation of the entities AUSA, Fit Residencial and Bairro Novo in 2007. In response to the Staff’s comment, the Company will revise the discussion of its selling expenses and general and administrative expenses to explain the reasons for the increase in expenses during 2007 and will include in the Form 20-F for the year ended December 31, 2008 the following discussion:

“Selling Expenses

Selling expenses in 2007 totaled R$79.4 million, representing an increase of 53.6%, as compared to R$51.7 million in 2006. This increase reflects our aggressive growth strategy, through geographic and segment diversification. In 2007, we had 53 new developments compared to 30 new developments in 2006, which increase resulted in the need to construct showrooms and furnished model apartments and incur higher sales commissions, and marketing and advertising expenses. Selling expenses in 2007 represented 6.8% of our net operating revenue compared to 7.8% in 2006.

General and Administrative Expenses

General and administrative expenses totaled R$124.7 million in 2007, representing an increase of 141.1%, as compared to R$51.7 million in 2006. This increase is mainly due to (i) our acquisition and internal growth strategy, including increases in our personnel expenses, as reflected in the acquisition, formation and incorporation of the entities AUSA, Fit Residencial and Bairro Novo in 2007; (ii) general and administrative expenses of AUSA, Fit Residencial and Bairro Novo totaled R$20.4 million, R$12.2 million and R$0.8 million, respectively; (iii) an increase in depreciation and amortization of R$10.5 million in 2007 as compared to 2006, primarily related to the amortization of goodwill on the acquisition of AUSA of R$7.5 million; and (iv) an increase in our profit sharing expenses of R$9.9 million in 2007 as compared to 2006.  The current general and administrative expenses proportion to sales revenue will be diluted as we increase our revenues in the future. General and administrative expenses in 2007 represented 10.6% of our net operating revenues as compared to 7.8% in 2006.”

SEC Comment No. 5.

5.           Please revise your discussion of financial expenses and income to explain the reasons for the decrease in both financial expenses and financial

Mr. Rufus Decker Securities and Exchange Commission	6	January 23, 2009

income during 2007. It is unclear the extent to which these changes were attributable to fluctuations in debt levels, interest rates or other factors.

Response to Comment No. 5.

In response to the Staff’s comment, the Company will revise the discussion of its financial expenses and income to explain the reasons for the decrease in both financial expenses and financial income during 2007 and will include in the Form 20-F for the year ended December 31, 2008 the following discussion:

“Net financial results totaled income of R$14.2 million in 2007 compared to an expense of  R$11.9 million in 2006.  Financial expenses in 2007 totaled R$35.3 million, a decrease of 46% over R$65 million in 2006, while our outstanding loans and financing in 2007 were higher than in 2006, which was offset by a capitalization of interest of R$33 million and lower interest rates in 2007 as compared to 2006.  Our outstanding loans and financing as of December 31, 2007, increased 133.4% as compared to December 31, 2006, mainly due to (i) working capital loans of R$200.0 million; (ii) other loans, mainly SFH and working capital loans, obtained in 2007 of R$225.9 million; and (iii) accrued interest of R$25.8 million, which was partially offset by the repayment of debt of R$57.8 million, primarily related to SFH and working capital loans.  Financial income decreased from R$53.0 million in 2006 to R$49.4 million in 2007, primarily as a result of lower interest rates in 2007 as compared to 2006.”

SEC Comment No. 6.

Business Segments, 63

6.           Please revise to provide an analysis of your segment data for the year ended December 31, 2007 compared to December 31, 2006 and December 31, 2006 compared to December 31, 2005. Please refer to Item 5 of the Form 20-F.

Response to Comment No. 6.

Following the acquisition, formation and incorporation of the entities AUSA, Fit Residencial and Bairro Novo in 2007, the Company now has the following segments: Gafisa S.A., AUSA, Fit Residencial and Bairro Novo. The Company’s chief executive officer, who is responsible for allocating resources among the businesses and monitoring their progress, uses economic present value data, which is derived from a combination of historical operating results and forecasted operating results,  has begun to assess segment information primarily on the basis of different business segments rather than geographic regions in

Mr. Rufus Decker Securities and Exchange Commission	7	January 23, 2009

Brazil. The prior periods have been retrospectively adjusted to conform to the Company’s new segment reporting structure and the only segment for this structure in prior years is Gafisa S.A.  Since the Company is now able to provide a comparative analysis of its segment operations, it will include an analysis of its segment data for the year ended December 31, 2008 compared to December 31, 2007 in the Form 20-F for the year ended December 31, 2008.

SEC Comment No. 7.

Liquidity and Capital Resources, 64

7.           You disclose on page 64 that your transactions are financed mainly through the contracting of real estate financing, securitization of receivables and cash flows generated by operations. We note that your cash flows from operations amounted to a net outflow of $496 million for the year ended December 31, 2007. Please tell us how the current global credit market issues have impacted your ability to secure financing. To the extent that you have used alternate funding sources that the ones you have historically used, please tell us what these alternate funding sources are, their terms, and the implications of their use, if any, upon your business. In addition, please tell us how the current credit market issues have affected your customers ability to obtain bank mortgage loans. Please disclose whether you have had to provide more financing to customers and explain whether there have been any changes to your historical customer default rates.

Response to Comment No. 7.

The current global credit market issues have impacted the Company’s ability to secure financing at a favorable interest rate.  The capital markets are not a source of funding that is available to the Company due to current market conditions, as a result, the Company is unable to borrow funds at an acceptable interest rate or raise equity capital when and if needed.   However, construction financing lines of credit are still available and the Company has fulfilled substantially all of its construction financing needs for 2009 at rates that have increased an average of up to 100 basis points per year since 2008.  Securitization of receivables is a source of funding the Company has not used in 2008 and is now considering, with higher rates than in 2008.

In order to mitigate the effects of the current global credit crisis, the Brazilian government has announced additional lines of credit to assist the construction industry and its customers, including R$3 billion from the FGTS (a Government Severance Indemnity Fund for Employees). In addition, the Brazilian government will finance up to 5% of construction costs, to be financed by the Brazilian Saving and Loan System (Sistema Brasileiro de Poupança e Empréstimo – SBPE).

Mr. Rufus Decker Securities and Exchange Commission	8	January 23, 2009

The credit market issues have not had a material impact on the Company’s customers’ ability to obtain bank mortgage loans during 2008, although interest rates have gone up about 100 basis points, from 10.5% to 11.5%.  Delinquency rates among the Company’s customers have not increased materially in 2008 from 2007.

The Company will include in its future filings disclosure on the impact of the current global credit market on the Company’s operations.

SEC Comment No. 8.

8.           We note your disclosure on pages 67-68 that your debenture contains various financial covenants that are calculated based on Brazilian GAAP. Please provide a comprehensive discussion of the terms of any material covenants and demonstrate your compliance with them during the periods presented. For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please also disclose if there are any cross default provisions in your debt agreements which could cause an event of default on one debt agreement to trigger default under another debt agreement. See Sections ID and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response to Comment No. 8.

In response to the Staff’s comment, the Company will provide additional disclosure in future filings to provide a comprehensive discussion of the terms of any material covenants and demonstrate its compliance with them during the periods presented. The Company has cross default provisions in its second and third debenture programs which could cause an event of default or prepayment of any debt above R$5.0 million and R$10.0 million, respectively, to trigger default under another debt agreement, without proper defense or proof of compliance with the obligation. The Company will provide the following disclosure in its future filings on cross defaults:

“Certain covenants contained in the agreements governing our debenture programs restrict our ability to take certain actions, including incurring additional debt and may require us to repay or refinance our indebtedness if we are unable to meet certain ratios. Our second and third debenture programs have cross default provisions whereby an event of default or prepayment of any other debt above R$5.0 million and R$10.0 million, respectively, could require us to prepay the indebtedness under the second debenture program. The ratios and minimum or maximum amounts generally required by those covenants and our performance against those minimum or maximum levels are summarized below:

Mr. Rufus Decker Securities and Exchange Commission	9	January 23, 2009

	Actual
	September 30, 2008	December 31, 2007
Second program - first issuance
Total debt minus SFH debt minus cash does not exceed 75% of shareholders’ equity	18%	5%
Total receivables plus post-completion inventory is equal to or greater than 2.0 times total debt	2.6	3.5
Total debt minus available funds is less than R$1.0 billion	R$ 587 million	R$ 175 million

Third program - first issuance
Total debt minus SFH debt minus cash does not exceed 75% of shareholders’ equity	18%	N/A
Total receivables plus post-completion inventory is equal to or greater than 2.2 times total net debt	6.2	N/A

We expect to comply with the covenants in the agreements governing our outstanding indebtedness which may limit our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions. See “Risk Factors – Our level of indebtedness could have an adverse effect on our financial health, diminish our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or the real estate industry.”

SEC Comment No. 9.

9.           Please disclosure whether your working capital is sufficient for the company’s present requirements, or, if not, how you propose to provide the additional capital you need per Item 5.B.1(a) of Form 20-F.

Response to Comment No. 9.

In response to the Staff’s comment, the Company will include in future filings the disclosure as to whether its working capital is sufficient for its present requirements, or, if not, how it will provide the additional capital needed in accordance with Item 5.B.1(a) of Form 20-F, as follows:

“We believe that our current working capital is sufficient for our present requirements and that our sources of funds and cash generation are sufficient to meet the financing of our activities and cover our need for funds for at least the next twelve months.”

Mr. Rufus Decker Securities and Exchange Commission	10	January 23, 2009

SEC Comment No. 10.

Tabular Disclosure of Contractual Obligations, page 70

10.           We note that you have not included your obligations to purchase the remaining 40% of AUSA’s capital since it is based on a fair value appraisal of AUSA to be prepared at the future acquisition dates, and therefore is not currently measurable. Please revise to disclose the extent to which the agreement to purchase AUSA contains a maximum or minimum purchase price.

Response to Comment No. 10.

The agreement to purchase AUSA does not contain a maximum or minimum purchase price. In response to the Staff’s comment, the Company will include in future filings a paragraph below the table of contractual obligations to provide additional information on the agreement to purchase AUSA, as follows:

“We have a commitment to purchase the remaining 40% of AUSA's capital, not yet measurable and consequently not recorded, that will be based on a fair value appraisal of AUSA prepared at the future acquisition dates. The acquisition agreement provided us a commitment to purchase the remaining 40% of AUSA over the next five years (20% in January of 2010 and the remaining 20% in January of 2012) in cash or shares, at our sole discretion.”

SEC Comment No. 11.

11.           Please tell us how you considered Item 5.F.1 of Form 20-F in determining that your table of contractual obligations should exclude deferred income tax liabilities, operating lease obligations, assignments of credits payable, other accounts payable and costs to be incurred on units not yet sold.

Response to Comment No. 11.

The Company has deferred tax liabilities recorded for the temporary differences between income taxes due on receipts on a cash basis and the amount recorded on an accrual basis.  The Company believes that these deferred tax liabilities do not meet the definition of contractual obligation under Item 5.F.1 of Form 20-F.

The Company’s operating lease obligations relate to the lease of its headquarters. Lease obligation expenses totaled R$1.4 million in 2007 and this contractual obligation was not considered material to be included in the table of contractual obligations for the year ended December 31, 2007. The Company will consider disclosure in its future filings.

Mr. Rufus Decker Securities and Exchange Commission	11	January 23, 2009

Assignments of credits payable and other accounts payable at December 31, 2007 totaled R$ 18.2 million and are recorded in “Other” in the Company’s Balance Sheet. The Company will include in future filings these items to comply with information for other long-term liabilities reflected on the Company’s balance sheet under the GAAP of its primary financial statements, according to the instructions from Item 5.F.1 of Form 20-F.

The Company records the costs for its real estate developments when incurred under the percentage of completion method of accounting. For units sold, costs incurred (including the cost of land) are appropriated to our results. For cost of unsold units, costs incurred are recorded in “Properties for sale” on the balance sheet. Accordingly, the costs to be incurred on units not yet sold do not meet the criteria of costs incurred under the percentage of completion method of accounting, and do not qualify as a long-term liability reflected on the Company’s balance sheet under the GAAP of its primary financial statements, and therefore are not required to be presented in the Tabular Disclosure of Contractual Obligations under Item 5.F.1 of Form 20-F.

SEC Comment No. 12.

Directors, Senior Management and Employees

E. Share Ownership, page 80

12.           We note from your discussion under the caption “Stock Option Plans” on page 81 that you have entered into individual stock option agreements with, among others, your directors and executive officers. Please provide the information regarding options required by Item 6.E.1 of Form 20-F. In addition, please clarify whether your disclosure of the number of shares owned by your directors and executive officers includes those shares that may be purchased pursuant to their outstanding stock options.

Response to Comment No. 12.

The Company will clarify in future filings that the disclosure of shares owned by its directors and executive officers does not include shares that may be purchased pursuant to outstanding stock option plans. In response to the Staff’s comment, the Company will provide information regarding stock options required by Item 6.E.1 of Form 20-F in future filings as follows:

“As of the date of this annual report, we have granted the following options to purchase our common shares to our directors and officers listed above:

Mr. Rufus Decker Securities and Exchange Commission	12	January 23, 2009

Issuance	Number of Stock Options Issued	Exercise Price per Stock Option	Expiration
April 2000	1,050,000	R$2.09	April 2009
April 2001	795,000	R$2.43	April 2010
April 2002	300,000	R$4.75	April 2011
February 2006	1,065,043	R$18.50	February 2014
February 2006	1,500,000	R$5.01	February 2014
February 2007	1,735,000	R$30.58	February 2015
March 2007	80,000	R$31.72	March 2015
August 2007	80,000	R$30.42	May 2015
May 2008	2,145,793	R$31.81	May 2016

(Exercise prices are adjusted according to the dividends paid and the IGP-M inflation index plus an annual interest rate of 3% to 6%.)”

The Company notes that stock option disclosure by individual is not required in Brazil.

SEC Comment No. 13.

Financial Information

Labor Claims, page 84

13.           We note that as of December 31, 2007, you are a defendant in approximately 2,096 labor claims from your ordinary course of business. Please discuss generally the alleged legal and factual bases for these claims.

Response to Comment No. 13.

The alleged legal bases for theses claims mainly relate to termination benefits, overtime hours, employee relationship and dismissal rights. In response to the Staff’s comment, the Company will include in future filings the following disclosure for “Legal Proceedings—Labor Claims”:

“As of December 31, 2007, we were defendants in approximately 2,096 labor claims resulting from our ordinary course of business, of which approximately 96% were filed by outsourced workers and

Mr. Rufus Decker Securities and Exchange Commission	13	January 23, 2009

approximately 4% were filed by our former employees. The alleged legal bases for theses claims mainly relate to termination benefits, overtime hours, employee relationship and dismissal rights.  On December 31, 2007, the total value involved in the labor claims filed against us was approximately R$45.5 million. As of December 31, 2007, the provision for labor claims amounts to R$2.2 million.”

SEC Comment No. 14.

Additional Information

H. Documents on Display, page 111

14.           The address of the U.S. Securities and Exchange Commission, including its public reference room, is 100 F Street, N.E., Washington DC 20549. In future filings, please correctly state the SEC’s address.

Response to Comment No. 14.

The Company will provide the correct address in future filings.

SEC Comment No. 15.

Controls and Procedures

(a) Disclosure Controls and Procedures, page 113

15.           We note your statement that your procedures are effective “for gathering, analyzing and disclosing the information we are required to disclose…”  We note that this is a partial definition for the effectiveness standard set forth in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. If you continue to cite portions of the standard, please include the full definition. Otherwise, please simply state your disclosure controls and procedures are effective.

Response to Comment No. 15.

In response to the Staff’s comment, the Company will state in its future filings that its disclosure controls and procedures are effective to the extent that is the conclusion of the Company’s chief executive officer and chief financial officer.

SEC Comment No. 16.

Exhibits, page 116

Mr. Rufus Decker Securities and Exchange Commission	14	January 23, 2009

16.           We note from the first and fourth paragraphs on page 20 that you have entered into partnership and related agreements with Odebrecht Empreendimentos and Cipesa. Please file these agreements as exhibits to your annual report on Form 20-F or otherwise explain supplementally why you consider these agreements to be immaterial. See 4(a) of the instructions as to Exhibits of Form 20F.

Response to Comment No. 16.

The Company considered that the partnership and related agreements with Odebrecht Empreendimentos and Cipesa were immaterial at the date of the filing of its Form 20-F. The agreements with Odebrecht Empreendimentos were entered into to incorporate Bairro Novo. The Company prepared a materiality assessment under the significance test prescribed by Regulation S-X Rule 1-02(w) and had the following results as of and for the year ended December 31, 2007:

	Bairro Novo	Cipesa
Gafisa’s and its other subsidiaries' investments in and advances to	0.2%	3.1%
Gafisa's and its other subsidiaries' proportionate share of the total assets (after intercompany eliminations)	0.4%	3.0%
Gafisa's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle	1.5%	3.1%

SEC Comment No. 17.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

17.           Please have your auditors revise their audit opinion in future filings to include an electronic signature.

Response to Comment No. 17.

In response to the Staff’s comment, the Company’s independent registered public accounting firm will include its electronic signature in its future filings.

SEC Comment No. 18.

Consolidated Statements of Changes in Financial Position, page F-8.

Mr. Rufus Decker Securities and Exchange Commission	15	January 23, 2009

18.           We note the subtotal “resources provided by operations”. Please tell us which provisions of Brazilian GAAP either require or expressly permit this measure. It appears to represent net income adjusted for non-cash items which is considered a non-GAAP item by Item 10(e)(5) of Regulation S-K. If Brazilian GAAP neither requires nor expressly permits this measure, please remove the subtotal form your financial statements.

Response to Comment No. 18.

Brazilian Corporate Law No. 6,404/76 prescribes the presentation and content of the Statement of Changes in Financial Position. The Company respectfully submits that the subtotal “resources provided by operations” is a common practice under Brazilian GAAP and it is prescribed in the guidelines provided by the Accounting Manual for Public Companies from FIPECAFI – Institute of Accounting, Actuarial and Financial Research of the University of São Paulo.

SEC Comment No. 19.

Note 3 – Significant Accounting Policies, page F-11

19.           Please revise your accounting policy footnote to indicate if you include any depreciation or amortization in your real estate development line item. If you do not allocate a portion of your depreciation and amortization in this line item, please tell us which provisions of Brazilian GAAP either require or expressly permit exclusion of depreciation and amortization from gross profit. See Item 10(e)(5) of Regulation S-K. Otherwise, please:

a.           Remove the gross profit subtotal from your financial statements;

b.           Revise your description on the real estate development line item on the face of your statement of income and elsewhere throughout the filing to read somewhat as follows: “Real estate development (exclusive of depreciation and amortization shown separately below)”; and

c.           Present the amount of depreciation and amortization as a separate line item on the face of your financial statements.

Response to Comment No. 19.

The Company’s Brazilian GAAP financial statements present depreciation and amortization of administrative assets (primarily the Company’s offices and related equipment) as operating expenses rather than part of real estate development operating costs.  The Company does not have any property, plant and equipment other than to support its administrative activities.  Brazilian Corporate Law No. 6,404/76 prescribes the content of the Statements of Income, which requires the presentation of gross profit.  The Company believes this

Mr. Rufus Decker Securities and Exchange Commission	16	January 23, 2009

treatment is appropriate under Brazilian GAAP and under US GAAP and the manner in which the Company displays gross profit is required under Brazilian GAAP.

The Company will revise its accounting policy footnote in future filings to clarify this matter.

SEC Comment No. 20

20.           As a related matter, if Brazilian GAAP does not specifically permit exclusion of depreciation and amortization from gross profit and you present gross profit outside of the financial statements, please revise your filings to re-name gross profit with another title that is not confusingly similar a to GAAP measure and revise your filing to provide the non-GAAP disclosures required by Item 10 of Regulation S-K.

Response to Comment No. 20.

As detailed above, the Company does not have any property, plant and equipment other than to support its administrative activities. Brazilian GAAP requires depreciation of administrative assets to be classified after gross profit. This is consistent with industry practice in Brazil.

SEC Comment No. 21

21.           Please revise your accounting policy footnote to disclose the types of sale incentives that you use (if any) and how you account for these sales incentives.

Response to Comment No. 21.

The Company respectfully informs the Staff that it does not use sales incentives.

******

In accordance with the request at the end of the Comment Letter, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Rufus Decker Securities and Exchange Commission	17	January 23, 2009

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 212-450-6095 or Mr. Calciolari of the Company at +5511-3025-9191.

Very truly yours, /s/ Manuel Garciadiaz

cc:
Lisa Haynes (Securities and Exchange Commission – Staff Accountant)
Wilson Amaral de Oliveira (CEO,  Gafisa S.A.)
Alceu Duilio Calciolari (CFO,  Gafisa S.A.)
Marco Carducci (PricewaterhouseCoopers LLP)
Ivan Clark (PricewaterhouseCoopers Auditores Independentes)
Eduardo Luque (PricewaterhouseCoopers Auditores Independentes)

GAFISA S.A.

COMPANY STATEMENT

On behalf of Gafisa S.A., a Brazilian corporation (the “Company”), the undersigned hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its 2007 annual report filed on Form 20-F (the “filing”);

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           IN WITNESS WHEREOF, the undersigned has executed this acknowledgement of the Company on this 23rd day of January, 2009.

GAFISA S.A.

By: /s/ Alceu Duilio Calciolari
Name: Alceu Duilio Calciolari
Title: Chief Financial Officer